February 4, 2022

Via Edgar

Ms. Jane Park

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re: Jin Medical International Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed December 10, 2021

File No. 333-259767

Dear Ms. Park:

This letter is in response to the letter dated December 20, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Form F-1A filed December 10, 2021

Cover Page

1.	We note your response to our prior comment 1. Please provide a description on the cover page of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements.

Response: The Company acknowledges the Staff’s comment and provided a description on the cover page of how cash is transferred through the organization and disclosure regarding our intentions to distribute earnings or settle amounts owed under the VIE agreements.

Prospectus Summary, page 1

2.	We note your response to our prior comment 2. Please revise further to replace all references to “your” VIE business operations with “the” VIE in the Summary. For example, we refer to two references on page 2.

Response: The Company acknowledges the Staff’s comment and replaced all references to “our” VIE business operations with “the” VIE throughout the Amendment.

3.	We note your response to our prior comment 6. Please provide a clearer description of how cash is transferred through your organization as depicted in the organizational chart on page 1.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on page 3 of the Amendment to provide a clearer description of how cash is transferred through our organization.

4.	We note your revised disclosure in response to our prior comment 10. Please also provide a roll-forward of the investment in subsidiaries and VIE line item for the fiscal year 2019.

Response: The Company acknowledges the Staff’s comment and provided a roll-forward of the investment in subsidiaries and VIE line item for the fiscal year 2019.

Financial Statements, page F-1

5.	We note your audited financial statements are older than 12 months. Please explain your consideration of Item 8.A.4 of Form 20-F and the corresponding instructions which indicates that, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing. Please note that audited financial statements not older than 15 months may be permitted if you are able to represent the following:

●	The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and

●	Complying with the 12 month requirement is impracticable or involves undue hardship.

If you meet the above criteria, please provide a representation from management which indicates you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

Response: The Company acknowledges the Staff’s comment and is filing audited financial statements for the fiscal year ended September 30, 2021 as part of the Amendment, therefore our audited financial statements are no longer older than 12 months.

Note 12 Shareholders’ Equity, page F-33

6.	We note that during the years ended September 30, 2020 and 2019, the Company advanced cash to related parties that are controlled by the Company’s major shareholder, Mr. Wang. Please further explain the business purposes for these advances and, with reference to the appropriate authoritative literature, explain why you accounted for the forgiveness of these advances as a return of capital rather than as an expense. Specifically address why, given the fact that Mr. Wang is the Company’s CEO, the forgiveness of the advances should not be recognized as compensation.

Response: In September 2019, as part of the Company’s reorganization, Changzhou Zhongjin Medical Equipment Co. Ltd. (“Changzhou Zhongjin”) spun off two entities, Jiangsu Zhongjin Kanglu Information Technology Co., Ltd. (“Jiangsu Zhongjin”) and Jiangsu Weiqier Health Technology Co., Ltd. (“Jiangsu Weiqier”), and transferred the ownership of these two entities to Changzhou Zhongjian Kanglu Technology Co., Ltd. (“Changzhou Kanglu”), a related party majority-owned by the Company’s major shareholder and CEO, Mr. Erqi Wang. In connection with this spin-off transaction, the Company initially recorded approximately $1.5 million of receivables due from Changzhou Kanglu as a related party loan. On September 30, 2019, the board of directors of Changzhou Zhongjin held a special meeting and approved that those related party receivables should be considered as a return of capital to shareholders instead of a related party loan, since Changzhou Zhongjin, Jiangsu Zhongjin, Jiangsu Weiqier and Changzhou Kanglu were effectively all controlled by the same majority shareholder before and after the reorganization. Therefore, the reorganization, including the spin-off transaction, was considered as a recapitalization of entities under common control, and the cancelation of the $1.5 million related party receivable as of September 30, 2019, which represented an offset of equity, was accounted for as a return of capital as part of the reorganization rather than as compensation.

In May 2020, two minority owners of Changzhou Zhongjin withdrew their investment in Changzhou Zhongjin and requested the Company return their capital contributions in the amount of approximately $2 million. Changzhou Zhongjin returned the capital contribution to those minority shareholders through Zhongjin Jingao Rehabilitation Equipment Co., Ltd. (“Jingao Rehab”), a related party controlled by the Company’s major shareholder, Mr. Erqi Wang. Changzhou Zhongjin previously advanced approximately the same amount of funds to Jingao Rehab as a related party loan. The $2 million advance to this related party was therefore used to refund the capital contribution of these minority owners investment withdrawal. Therefore, the forgiveness of this advance was determined to be an offset of equity contribution. Accordingly, the Company accounted for the forgiveness of this advance as a return of capital rather than as an expense.

In assessing the accounting treatment of these two transactions, the Company considered Staff Accounting Bulletin No. 107 (“SAB 107”), according to which, receivables due from officers or other employees that resulting from sale of stock should be presented in the balance sheet as a deduction from stockholder’s equity. Since the offset of receivables due from Changzhou Kanglu related to the Company’s restructuring and the offset of an advance made to Jingao Rehab related to the return of capital to two minority owners of the Company, the Company therefore offset these receivables against its equity and presented these transactions as return of capital rather than compensation expenses.

We further expanded our disclosure in the financial statement under “Footnote 12 – Return of capital” as follows:

Return of capital

During the years ended September 30, 2020 and 2019, the Company had advances due from related parties that were controlled by the Company’s major shareholder, Mr. Erqi Wang, for business purposes. The advances were interest free and due upon demand. The board of directors of the Company subsequently approved that those related party advances should be considered a return of capital to its shareholders instead of related party loans, since these advances were used to offset the spin-off or withdrawal of various equity interests of the Company. As a result, $2,059,532 and $1,525,266 of these advances were recorded as a return of capital to offset additional paid-in capital of the Company in the fiscal years ended September 30, 2020 and 2019, respectively, and the cash outflows to its related parties were recorded as part of investing activities as advances made to (collections on advances to) related parties.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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